UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2014

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: June 27, 2014

	By:	/s/ Jeffrey David McGhie
	Name:	Jeffrey David McGhie
	Title:	Group General Counsel & Chief Corporate Affairs Officer

VimpelCom Announces Supervisory Board Nominees

Amsterdam (June 27, 2014)—VimpelCom Ltd (“VimpelCom”, “Company” or “Group”) (NASDAQ: VIP), a leading global provider of telecommunications services, announced the nomination of ten directors for election to the Company’s Supervisory Board at its 2014 annual general meeting of shareholders (“AGM”) on July 28, 2014. The record date for the AGM has been set for June 25, 2014.

•	Dr. Hans Peter Kohlhammer

•	Leonid Novoselsky

•	Mikhail Fridman

•	Kjell Morten Johnsen

•	Andrei Gusev

•	Alexey Reznikovich

•	Ole Bjorn Sjulstad

•	Jan Fredrik Baksaas

•	Hamid Akhavan

•	Sir Julian Horn-Smith

The Supervisory Board will continue to consist of 9 directors and therefore the 9 nominees with the highest number of votes will be elected to the Supervisory Board. The election of the Supervisory Board is conducted by cumulative voting, which allows proportionate representation of Shareholders on the Supervisory Board. Further information about the voting procedures are provided in the proxy material being distributed to shareholders eligible to vote at the AGM.

Members of the Supervisory Board are elected for one-year terms, which will expire at the annual general meeting of shareholders to be held in 2015 (unless the director is removed from office or his office is vacated in accordance with the bye-laws).

About VimpelCom

VimpelCom is one of the world’s largest integrated telecommunications services operators providing voice and data services through a range of traditional and broadband mobile and fixed technologies in Russia, Italy, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Laos, Algeria, Bangladesh, Pakistan, Burundi, Zimbabwe, Central African Republic and Canada. VimpelCom’s operations around the globe cover territory with a total population of approximately 753 million people. VimpelCom provides services under the “Beeline”, “Kyivstar”, “WIND”, “Infostrada” “Mobilink”, “Leo”, “banglalink”, “Telecel”, and “Djezzy” brands. As of March 31, 2014 VimpelCom had 218 million mobile customers on a combined basis. VimpelCom is traded on the NASDAQ Global Stock Market under the symbol (VIP). For more information visit: http://www.vimpelcom.com.

Contact Information

Investor Relations VimpelCom Ltd. Gerbrand Nijman ir@vimpelcom.com Tel: +31 20 79 77 200 (Amsterdam)	Media and Public Relations VimpelCom Ltd. Bobby Leach/Artem Minaev pr@vimpelcom.com Tel: +31 20 79 77 200 (Amsterdam)

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